

Mail Stop 3720

September 11, 2009

Mr. Patrick Bertagna
Chief Executive Officer
GTX Corp
117 W 9th Street, Suite 1214
Los Angeles, California 90015

  RE: GTX Corp
     Form 10-K for the year ended December 31, 2008
     Filed March 20, 2009
     File No. 000-53046

Dear Mr. Bertagna:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director